Mail Stop 4561

November 5, 2007

T. Michael Ansley
21751 W. Eleven Mile Road
Suite 208
Southfield, MI 48076

> **Re:** **Diversified Restaurants Inc**
> **Form SB-2/A**
> **Filed October 23, 2007**
> **File No. 333-145316**

Dear Mr. Ansley:

We have reviewed your response letter dated October 22, 2007, and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

Form SB-2

Management Discussion and Analysis of Financial Conditions and Results of Operations, page 12

Liquidity, page 14

1.   We have read and considered your response to comment one. We note that the company's new restaurants will also be funded by future debt financing, which is expected to be provided by Charter One Bank or GE Capital. We also note on page 12 that the company obtained lines of credit with GE Franchise Finance and Charter One Bank. Please clarify whether the future debt financing you are referring to are the same lines of credit that the company has with GE Franchise Finance and Charter One Bank. Also, please expand your liquidity disclosure to discuss the terms of the lines of credit with these financial institutions. Also, given that the company is already in the process of developing two restaurants, please revise the disclosure on page 22 to specify the source of the funds being used to fund the current developments.

Exercise of Options to Purchase, page 14

2.   Your response to comment one does not appear to address clearly and completely our request for disclosure regarding the effect that your exercise of the options to acquire the restaurants that you currently manage might have on your future results of operations. Your disclosure indicates that the only effect of those operations on your financial statements is the inclusion of management fee and advertising revenue and associated advertising expense, and an increase in your revenue, cash flows and net income. We would expect that upon your exercise of the options, your management agreements relating to these restaurants would terminate and hence you would not longer receive management fee and advertising revenue associated with these management agreements. Please revise your disclosure as appropriate.

Note 1 – Business and Summary of Significant Accounting Policies, page 38

Accounts Receivable – Related Party, page 39

3.   We have read and considered your response to comment 10. We note that the company erroneously included $337,309 as accounts receivable as oppose to construction in process. Tell us why such amount should have been recognized as construction in process.

Related Party Transaction, page 41

4.   We note that the company's, wholly owned subsidiary, AMC Group, Inc. is a guarantor of debt entered into by TMA Enterprise of Novi, Inc and General Electric Capital Corporation. Please explain to us how you have complied with the accounting and disclosure requirements of FIN 45 as it relates to this guarantee.

Note 5 – Capital Stock (Including Warrants), page 42

5.   With respect to the 150,000 stock options issued to the directors of the company, please tell us and disclose the value assigned to these options, how you accounted for them, and your consideration of SFAS 123R.

Consolidated Financial Statements for the period ended December 31, 2006 and 2005

Principles of Consolidation, page 47

6.   We have read and considered your response to comment 12 relating to the acquisition of AMC Group, LLC ("AMC") by DRH as disclosed in note 1 and 3 on page 51 and 54, respectively. Given that there was a change in the underlying ownership it appears that a substantive event occurred that would require a change in the basis of the underlying assets and liabilities. Accordingly, it appears the

transaction should be recorded as a reorganization of entities under common control with a step up of the minority interest that participated in the exchange in accordance with FTB 85-5. Please revise as appropriate or advise us why a revision is not necessary.

* * * *

As appropriate, please amend your registration statement and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

T. Michael Ansley
Diversified Restaurants, Inc.
November 5, 2007
Page 4

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant